UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	__Form 10-K and Form 10-KSB __ Form 20-F __ Form 11-K X Form 10-Q and Form 10-QSB __ Form N-SAR

For Period Ended: September 30, 2006

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  Solar Power, Inc.

Former Name if Applicable:  Welund Fund, Inc.

Address of Principal Executive Office

Street and Number:	136 East South Temple, Suite 2112
City, State and Zip Code:	Salt Lake City, UT 84111

PART II
RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Steven P. Strasser	(801)	521-5703
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).  [X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant had operations during the quarter ended September 30, 2006 that were not comparable to operations for the prior comparative quarter. Revenues of the Registrant for the quarter ended September 30, 2006 were approximately $6,300 compared to $9,343 for the prior comparative quarter, subject to review and change. Expenses for the quarter ended September 30, 2006 were approximately $97,000 compared to $10,806 for the prior comparative quarter, subject to review and change. Accordingly, net loss for the quarter ended September 30, 2006 was approximately $91,000 compared to $1,463 for the prior comparative quarter, subject to review and change.

SOLAR POWER, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006	By:	/s/ Terrell W. Smith
	Name:	Terrell W. Smith
	Title:	Vice President and Treasurer